

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2018

Darren Tindale
Chief Financial Officer
Body and Mind, Inc.
750 – 1095 West Pender Street
Vancouver, British Columbia
Canada V6E 2M6

      Re: Body and Mind, Inc.
          Amendment No. 1 to Registration Statement on Form 10-12G
          Filed September 6, 2018
          File No. 000-55940

Dear Mr. Tindale:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-12G/A Filed September 6, 2018

Item 1. Business, page 3

1.   We note your response to prior comment 1. Please revise your risk factor on page 21 to include dilutive effects relating to all potential issuances, including the common shares you may issue pursuant to outstanding share purchase warrants.

Risk Factors
We currently have promissory notes outstanding..., page 16

2.   We note that you state in this risk factor that your promissory notes have a maturity date of November 10, 2018, but your disclosure on page 4 says the maturity date is February 14, 2019. Please reconcile this discrepancy.

Item 5. Directors and Executive Officers, page 32

3.   We reissue our prior comment 13. Please provide clear disclosure regarding the business experience of each of your executive officers and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K

Certain Relationships and Related Transactions, and Director Independence, page 39

4.   Please revise your disclosure to provide the information required by Item 404(d), which requires disclosure of all transactions with related persons from the beginning of your last fiscal year through the date of effectiveness of your Form 10. Your current disclosure only provides information through 7/31/17. Please ensure that your disclosure discusses the party to each relevant transaction, the type of transaction, and the related person's position(s) or relationship(s) with the entity that is party to the transaction. Please also provide the information required by Item 404(a)(5) for each transaction which resulted in indebtedness.

Consolidated Interim Financial Statements of Body & Mind Inc.
Note 3. Significant Accounting Policies
Inventory, page 54

5.   Please address the following regarding your response to prior comment 25 regarding inventory:
- We note that the gross margin percentage for the three months ended April 30, 2018 of 27.8% is significantly different than the gross margin percentage for the nine months ended April 30, 2018 of 39.4%. Please tell us the reason for this difference.
- Revise your MD&A to discuss the difference in margin, as well as your expectations for gross margin in future periods. Provide quantification of any differences in bases between the inventory acquired in your recent business combination versus inventory purchased from third parties.
- We noted a similar significant difference between the gross margin percentage for the three months ended September 30, 2017 of 61% is significantly different than the gross margin percentage for the nine months ended September 30, 2017 of 40%. Please tell us the reason for this difference.

Note 12. Business Acquisition, page 64

6.   In response to prior comment 28, you disclose on page 55 that the brands and licenses acquired as part of your acquisition of Nevada Medical Group LLC have indefinite lives and therefore are not amortized. Please address the following:
- Tell us how you considered the guidance of ASC 350-30-35-3 in your determination

that your brands have an indefinite life. Further consider the examples in ASC 350-30-55.

- As part of your response, tell us the acquired brand names for which you recorded an intangible asset, the length of time they have been in use, how you evaluated the degree to which they are well known, and the stability of the market for the branded products.
- Tell us how you considered the guidance of ASC 350-30-35-3 in your determination that acquired licenses have an indefinite life. Further consider the examples in ASC 350-30-55.
- As part of your response, tell us the licenses for which you recorded an intangible asset, the renewal periods and costs, the length of time they have been in use, how you evaluated the cash flows derived from each license, and the stability of the market for the products sold under the respective licenses.
- Tell us the dates as of which you evaluated the brand name and license intangible assets for impairment pursuant to ASC 350-30-35-18, in light of the significant operating losses incurred.
- Tell us the unit of account used for such testing and how you determined the unit of account based on ASC 350-30-35-21 through 35-28.
- Provide us with the outcome of such impairment testing.

Consolidated Annual Financial Statements of Body & Mind Inc.
Note 6. Loans Payable, page 80

7.	We note your response to prior comment 34 regarding your classification of the forgiveness of loans to certain related parties, including to officers and shareholders, as a gain. You cite the fact that some loan amounts were forgiven by unrelated third parties as the basis for treating all loans forgiven as gains. However, on page 80 you disclose the $4,138 loan to a third party vendor was paid by a former director and which was subsequently forgiven by the former director. This transaction exemplifies the differing motivations and inherent interests between the former director and the third party vendor that warrants different accounting treatment. Further, the vast majority of the amounts forgiven during the two year period were payable to related parties such that the amounts forgiven by third party vendors does not appear to be determinative for the accounting of all loans forgiven. Please revise to account for the loans forgiven by related parties as capital transactions.

Pro Forma Condensed Financial Statements
Pro Forma Condensed Income Statement for the Nine Months Ended April 30, 2018, page 109

8.	The second column presents the 10 months of activity for the period ended April 30, 2018 for Nevada Medical Group LLC. However, the length of the interim period for the target company should be the same as the length of the interim period for the acquirer, which in this case is nine months. Please revise your presentation here as well as on page 115 accordingly.

General

9.   We note that your Form 10 became effective on July 31, 2018. Pursuant to Rule 13a-13, you were required to file a Form 10-Q for the quarter ended April 30, 2018, which is the quarter following the most recent period included in your registration statement at effectiveness, within 45 days following effectiveness. Please file your Form 10-Q promptly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at 202-551-3645 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Michael Shannon, Esq.